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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                    Simpson Manufacturing Co., Inc.
                              (Name of Issuer)

                              Common Stock

- --------------------------------------------------------------------------

                    (Title of Class of Securities)

                                829073105
                              (CUSIP Number)

                         Christina M. O'Brien, Esq.
                      Shartsis, Friese & Ginsburg LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
- --------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                        August 5, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                  SEC 1746 (12-91)

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SCHEDULE 13D

CUSIP No. 829073105                                      Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Thomas J Fitzmyers
- --------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      / /
                                                              (b)      / /
- --------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
- --------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /
- --------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  680,992
   BENEFICIALLY
                        --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   150,000
    REPORTING
                        --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   680,992

                        --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              150,000
- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     830,992
- --------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           / /
- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1
- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 3 of 5 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Simpson Manufacturing Co., Inc., a California corporation ("SMCO").
The principal executive office of SMCO is located at 4637 Chabot Drive, Suite 200, Pleasanton, California 94588.

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

     (a)  Thomas J Fitzmyers.

     (b) The business address of Thomas J Fitzmyers is 4637 Chabot Drive, Suite 200, Pleasanton, California 94588.

     (c) The principal occupation of Thomas J Fitzmyers is President and Chief Executive Officer of SMCO. See Item 1 above for the address of SMCO.

     (d) During the last five years, Thomas J Fitzmyers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Thomas J Fitzmyers was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Thomas J Fitzmyers is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


     Purchaser                Source of Funds             Amount
- -------------------           ---------------         --------------

Thomas J Fitzmyers            Personal Funds          $ 1,517,503.76
SMCO's Profit Sharing Trusts  Working Capital         $ 1,262,500.00

SCHEDULE 13D

CUSIP No. 829073105                                      Page 4 of 5 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. Thomas J Fitzmyers is the President and Chief Executive Officer of SMCO, and, as such, influences management of SMCO.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:

                Aggregate
            Beneficially Owned      Voting Power        Dispositive Power
           -------------------- --------------------- ---------------------
   Name       Number    Percent    Sole      Shared      Sole      Shared
- ---------- ------------ ------- ---------- ---------- ---------- ----------

Thomas J
Fitzmyers  830,992(1-2)    7.1  680,992(1) 150,000(2) 680,992(1) 150,000(2)

     (1) Includes 209,360 shares of Stock receivable on exercise of options that are exercisable within 60 days.

     (2) Includes 150,000 shares of Stock owned by SMCO's profit sharing trusts, of which Thomas J Fitzmyers shares voting and dispositive power with the other members of the committee appointed by SMCO to administer the profit sharing trusts. Thomas J Fitzmyers disclaims beneficial ownership of the 150,000 shares of Stock, except to the extent of his participation as a beneficiary of one of the trusts.

The person filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the person filing this statement in the Stock since June 6, 1997:

            Type of   Purchase             Number     Price    Broker
Name        Security  or Sale    Date    of Shares  Per Share   Used
- ----------  --------  -------- --------  ---------  ---------  ------
Fitzmyers     Common     S      7/25/97    10,000     $34.00      *
Fitzmyers     Common     S      7/28/97     2,200     $34.00      *
Fitzmyers     Common     S      7/30/97       500     $34.00      *
Fitzmyers     Common     S      7/31/97     1,000     $34.00      *
Fitzmyers     Common     S      8/01/97     6,300     $34.00      *
Fitzmyers     Common     S      8/04/97    12,000     $34.00      *
Fitzmyers     Common     S      8/04/97     8,000     $34.25      *
Fitzmyers     Common     S      8/05/97    15,000     $34.25      *
Fitzmyers     Common     S      8/13/97     1,000     $34.00      *
Fitzmyers     Common     S      8/14/97     9,000     $34.00      *

  * J.P. Morgan Securities, Inc. served as the broker for these sales.

All transactions were executed through the NASDAQ National Market
System.

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SCHEDULE 13D

CUSIP No. 829073105                                      Page 5 of 5 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Thomas J Fitzmyers participates in the SMCO 1994 Stock Option Plan (the "Plan"), which is described on pages 13 to 16 of Exhibit A hereto (and a copy of which is attached as Exhibit B to such Exhibit A hereto). Thomas J Fitzmyers holds two Nonstatutory Stock Options granted under the Plan, entitling him to purchase up to 211,610 shares of Stock, of which 209,360 shares of Stock may be purchased within 60 days. The option that SMCO granted to Thomas J Fitzmyers on May 25, 1994 (the "1994 Option") is described on pages 12 to 16 of Exhibit A hereto. On February 14, 1995, SMCO granted Thomas J Fitzmyers another Nonstatutory Stock Option (the "1995 Option"). The 1995 Option entitles Thomas J Fitzmyers to purchase up to 4,500 shares of Stock at an exercise price of $10.25 per share. The 1995 Option becomes exercisable with respect to 1,125 shares of Stock on February 14 of each of 1996, 1997, 1998 and 1999. The 1995 Option expires on February 14, 2002. The 1995 Option is otherwise substantially the same as the 1994 Option.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A. Simpson Manufacturing Co., Inc. Proxy Statement Dated April 17, 1995, is incorporated herein by reference.

          B. Nonstatutory Stock Options dated May 25, 1994, and February 14, 1995, granted to Thomas J Fitzmyers, are incorporated herein by reference to Appendix II of Exhibit 10.34(a) to SMCO's Registration Statement on Form S-1, Registration Number 33-76370, filed on March 14, 1994.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 8, 1997.

/s/ Thomas J Fitzmyers
- ---------------------------
Thomas J Fitzmyers